Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

Global Crossing Limited

(Dollars in Millions)

The following table sets forth our consolidated ratios of earnings to fixed charges for the periods indicated.

	Years Ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009 (unaudited)	2010 (unaudited)
Loss before provision for income taxes	$(300)	$(261)	$(249)	$(235)	$(140)	$(54)	$(112)
Interest expense	99	110	177	176	160	36	49
Portion of rent expense representing interest	49	47	57	66	64	15	17

Income (losses) available for fixed charges	$(152)	$(104)	$(15)	$7	$84	$(3)	$(46)

Fixed Charges:
Interest expense	$99	$110	$177	$176	$160	$36	$49
Portion of rent expense representing interest	49	47	57	66	64	15	17
Preferred stock dividends	4	3	4	4	4	1	1

Fixed charges	$152	$160	$238	$246	$228	$52	$67

Ratio of Earnings to Fixed Charges	—	—	—	—	—	—	—

Deficiency	$304	$264	$253	$239	$144	$55	$113